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                             April 2, 2021

       Patrick Dillon
       Chief Financial Officer
       TuSimple Holdings Inc.
       9191 Towne Centre Drive
       Suite 600
       San Diego, CA 92122

                                                        Re: TuSimple Holdings
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 23,
2021
                                                            File No. 333-254616

       Dear Mr. Dillon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated March 1, 2021.

       Form S-1 filed March 23, 2021

       Summary Consolidated Financial Data, page 33

   1.                                                   We note your response
to prior comment 3 and your removal of pro forma per
                                                        share disclosures. As
the initial public offering, automatic conversion of preferred stock and vesting of stock
based compensation appear to have a material impact on your
                                                        historical financial
results, it is unclear why you have removed such presentation. Refer to Article 11-01(a)(8)
and 11-02(a)(6)(i)(B) of Regulation S-X. Please revise accordingly and ensure you address
the items in our prior comment.
 Patrick Dillon
FirstName   LastNamePatrick Dillon
TuSimple Holdings    Inc.
Comapany
April       NameTuSimple Holdings Inc.
       2, 2021
April 22, 2021 Page 2
Page
FirstName LastName
Notes to Consolidated Financial Statements
Note 16. Subsequent Events, page F-39

2. We note your revised disclosures regarding the CEO performance awards granted in
         March 2021. Please further revise to disclose the amount of estimated compensation expense that will impact your future financial statement based on your assumed IPO price as previously communicated. Refer to ASC 855-10-50-2(b).
Exhibit 23.1, page 1

3. Please revise the consent of your independent auditors to include the date of their audit report and to appropriately identify all periods and financial statements that have been audited. Refer to Item 601(b)(23)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology